Morgan, Lewis & Bockius LLP

One Oxford Centre

Thirty-Second Floor

Pittsburgh, PA 15219-6401

Tel: 412.560.3300

Fax: 412.560.7001

www.morganlewis.com

Kimberly A. Taylor

412.560.3322

ktaylor@morganlewis.com

October 12, 2006

BY EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 7010

Washington, D.C. 20549

Attn: Pamela A. Long, Assistant Director

Re:	Claymont Steel Holdings, Inc.
Registration Statement on Form S-1
Filed August 7, 2006
File No. 333-136352

Dear Ms. Long:

This letter is submitted on behalf of Claymont Steel Holdings, Inc. (the “Company”) in response to the comments set forth in your letter to Allen Egner, Vice President, Finance, dated September 1, 2006. Transmitted herewith for filing via EDGAR is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-136352) (the “Registration Statement”).

The responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your letter. For your convenience, your comments have been reproduced below, together with the Company’s responses.

General

SEC Comment No. 1

Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may

Ms. Pamela A. Long

October 12, 2006

not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

Response to SEC Comment No. 1

The Company notes the Staff’s comment and will provide all information not omitted in reliance on Rule 430A in a subsequent amendment to the Registration Statement, including pricing-related information.

SEC Comment No. 2

Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

Response to SEC Comment No. 2

The Company will supplementally provide the Staff with copies of any artwork or other graphics.

SEC Comment No. 3

Please comply with the following comments in your registration statement and, to the extent applicable, in future exchange act filings.

Response to Comment No. 3

The Company acknowledges the Staff’s comment.

SEC Comment No. 4

Please update your financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Response to Comment No. 4

The Company acknowledges the Staff’s comment and will update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Ms. Pamela A. Long

October 12, 2006

SEC Comment No. 5

Please provide updated consents from your independent accountants in each amendment to your registration statement.

Response to Comment No. 5

The Company will provide updated consents from the Company’s independent accountants in each amendment to the Registration Statement.

Table of Contents, page i

SEC Comment No. 6

We note the statement in the paragraph above the table of contents that investors should not rely on any information other than the information contained in your prospectus. If you intend to use free writing prospectuses, you should consider removing this statement when you have a section 10 prospectus ready since you will be liable for, and investors would be entitled to rely upon, that information.

Response to Comment No. 6

The Company notes the Staff’s comment and will remove the referenced statement if the Company uses any free writing prospectus.

Prospectus Summary, page 1

SEC Comment No. 7

Please briefly discuss each of the following matters:

•	H.I.G. Capital’s acquisition of your company, including (i) the parties to the acquisition and their relationship to your company, (ii) the amount and nature of the consideration, (iii) the reasons for the acquisition, (iv) the sources of the funds used to finance the acquisition, (v) any changes to your company’s operations and financial condition resulting from the acquisition, (vi) the tax consequences of the acquisition, and (vii) the continuity of your company’s management after the acquisition.

•	The manner in which this offering will benefit H.I.G. Capital and any other affiliates, including members of management, that participated in H.I.G. Capital’s acquisition of your company. The benefits should be quantified to the extent practicable by each principal category of benefit. For example, what is the estimated value of the securities to be sold in this offering or retained in comparison to the value of those securities in H.I.G. Capital’s acquisition of your company?

Ms. Pamela A. Long

October 12, 2006

Response to Comment No. 7

Disclosure has been added beginning on page 4 under the heading “The Acquisition” in response to the Staff’s comment in the first bullet point. Disclosure has been added to the section entitled “Our Principal Stockholder” on page 5 in response to the Staff’s comment in the second bullet point. The Company supplementally advises the Staff that, except with respect to the over-allotment option, the offering will not benefit H.I.G. Capital, its affiliates or any members of management. Each of H.I.G. Capital and each member of management have entered into lock-up agreements that prohibit such parties from selling shares of the Company’s common stock for the 180-day period following the offering.

SEC Comment No. 8

Please review the disclosure throughout this section and the “Business” section and ensure that you have identified the sources for the assertions about the size of your operations and market share, leading positions, and information related to your industries. In this regard, we note you have provided numerous factual statements, but do not always indicate whether the source of this information is management’s belief, industry data, scientific reports, general articles, or other sources. If the information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If the information is based upon other sources, please provide us with copies of these sources and tell us whether this information represents the most recently available data and, therefore, remains reliable.

Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Response to Comment No. 8

The disclosure in this section and the “Business” section has been revised to identify sources for the assertions about the size of the Company’s operations, market share, leading positions and information related to the Company’s industry.

The Company supplementally advises the Staff that the Company has not funded and is not otherwise affiliated with the cited sources. The Company confirms that the sources are publicly available.

Ms. Pamela A. Long

October 12, 2006

Risk Factors, page 4

SEC Comment No. 9

Please expand your discussion to include the risk factors regarding your negative net worth, the dilution risk, and your substantial indebtedness that will remain after the offer proceeds are applied.

Response to Comment No. 9

The disclosure under “Risk Factors” on page 4 has been revised in accordance with the Staff’s comment.

Recent Developments, page 4

SEC Comment No. 10

If true, please disclose that H.I.G. Capital LLC was the primary beneficiary of the dividends paid.

Response to Comment No. 10

The disclosure under “Recent Developments” on page 5 has been revised in accordance with the Staff’s comment.

Use of Proceeds, page 6

SEC Comment No. 11

Please disclose the amount of proceeds that will be allocated to each use. Please also clearly disclose that you incurred the indebtedness you intend to repay only to fund recent dividends paid to your stockholders.

Response to SEC Comment No. 11

The disclosure under “Use of Proceeds” on page 6 has been revised to disclose that the proceeds of the Holdings Notes were used to pay dividends to the Company’s stockholders and that the proceeds of the Claymont Steel floating rate notes were used to repay indebtedness and pay a dividend to the Company, which in turn paid a dividend to the Company’s stockholders. The Company notes the Staff’s comment regarding disclosure of the amount of proceeds that will be allocated to each use, and the Company will provide this information in a subsequent amendment to the Registration Statement.

Ms. Pamela A. Long

October 12, 2006

Summary Historical and Pro Forma Financial and Operating Data, page 7

SEC Comment No. 12

We note your disclosure here and throughout your filing that you purchased Claymont Steel for $74.4 million plus working capital and other adjustments. Given that the aggregate purchase price of $105.5 million is significantly higher than the $74.4 million price currently disclosed, we believe that it would be helpful to your readers if you also disclosed the aggregate purchase price. Please revise.

Response to SEC Comment No. 12

The disclosure in the first paragraph under “Summary Historical and Pro Forma Financial and Operating Data” on page 7 has been revised in accordance with the Staff’s comment. Similar revisions to the disclosure of the purchase price of Claymont Steel have been made throughout the filing.

Risk Factors, page 11

SEC Comment No. 13

Please delete the third and fourth sentences of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

Response to SEC Comment No. 13

The introductory paragraph of the “Risk Factors” section on page 11 has been revised in accordance with the Staff’s comment.

SEC Comment No. 14

Please add risk factor disclosure regarding your status as a controlled company under NASDAQ Global Market rules.

Response to SEC Comment No. 14

Risk factor disclosure regarding the Company’s status as a controlled company under the NASDAQ Global Market rules has been included on page 16 under the caption beginning “Upon completion of this offering, we will be a ‘controlled company’ . . .”

Ms. Pamela A. Long

October 12, 2006

Environmental regulations imposes substantial costs . . ., page 13

SEC Comment No. 15

Please quantify the risks discussed under this subheading.

Response to SEC Comment No. 15

Disclosure relating to the costs of compliance with environmental laws and regulations has been added to this risk factor on page 13. The Company supplementally advises the Staff that this risk factor also addresses potential liabilities and costs, the amount of which cannot be quantified.

Loss of key individuals could disrupt our operations . . ., page 14

SEC Comment No. 16

All companies rely on their key personnel. Please explain how this specific risk applies to your company.

Response to SEC Comment No. 16

The first risk factor on page 14 has been revised in accordance with the Staff’s comment.

We have substantial level indebtedness . . ., page 14

SEC Comment No. 17

Please disclose the amount of your annual debt service payment obligations and quantify the current interest rates on your variable rate debt. In addition, if the interest rate on your variable rate debt could materially affect the obligations, please disclose how much it will increase with a 1% increase.

Response to SEC Comment No. 17

The indebtedness risk factor beginning on page 14 has been revised in accordance with the Staff’s comment.

SEC Comment No. 18

Please quantify the amount of debt that will remain after the offering proceeds are applied.

Ms. Pamela A. Long

October 12, 2006

Response to SEC Comment No. 18

The indebtedness risk factor beginning on page 14 has been revised in accordance with the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page 20

SEC Comment No. 19

Please delete the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 are not available to your company at this time. Please refer to Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act.

Response to SEC Comment No. 19

The disclosure in the first paragraph on page 20 has been revised in accordance with the Staff’s comment.

Use of Proceeds, page 21

SEC Comment No. 20

We note the disclosure in the second bullet point that you may use a portion of the net proceeds for one of two purposes. Please discuss the factors that would cause you to apply the net proceeds to one or the other of these purposes.

Response to SEC Comment No. 20

The disclosure in the third bullet point on page 21 has been revised in accordance with the Staff’s comment.

SEC Comment No. 21

We note the disclosure in the last bullet point regarding the funding of certain capital expenditures. Please briefly describe these capital expenditures.

Response to SEC Comment No. 21

The Company notes the Staff’s comment, and the Company will provide this information in a subsequent amendment to the Registration Statement.

Ms. Pamela A. Long

October 12, 2006

Capitalization, page 23

SEC Comment No. 22

We read in footnote one to your pro forma capitalization table that you have included the dividend from Holdings to its stockholders of $70 million. Please revise to clarify, if true, that you are also including the July 13, 2006 dividend of $71.1 million. We note that both dividends are reflected in footnote five to this table.

Response to SEC Comment No. 22

The footnote disclosure in the capitalization table on page 23 has been revised to clarify that the pro forma column gives effect to the July 13, 2006 dividend of $71.7 million. The $69.6 million dividend paid in June 2006 is now reflected in the actual July 1, 2006 capitalization table.

Selected Historical Consolidated Financial and Operating Data, page 26

SEC Comment No. 23

Please disclose cash dividends declared per share in accordance with Item 301 of Regulation S-K. In this regard, we note that you paid dividends of $41.4 million in September 2005, and when you update your interim financial statements you will capture the $69.6 million dividends paid in June 2006.

Response to SEC Comment No. 23

Disclosure of cash dividends declared per share has been added to the “Selected Historical Consolidated Financial and Operating Data” on page 26. The interim financial statements for the twenty-six weeks ended July 1, 2006 include the $69.6 million dividend paid in June 2006, and the pro forma balance sheet on page P-2 reflects the dividend paid on July 13, 2006.

Management’s Discussion and Analysis . . ., page 28

Results of Operations, page 29

Thirteen Weeks Ended April 1, 2006 compared to Thirteen Weeks . . ., page 29

SEC Comment No. 24

We note that a scheduled maintenance in March 2006 negatively impacted your cost of sales. Please disclose the regularity of this scheduled maintenance. In this regard, please explain whether investors should expect a similar impact in future periods.

Ms. Pamela A. Long

October 12, 2006

Response to Comment No. 24

The disclosure under “Cost of Sales” on page 30 has been revised in accordance with the Staff’s comment.

SEC Comment No. 25

We read that part of the reason that your selling, general and administrative expenses increased was due to higher management fees and to higher bad debt expense. Please provide more insight into the underlying reasons for these changes. For example, if management fees are higher in 2006 because you have not reflected expenses in the predecessor’s financial statements for similar services provided by its former parent company, you should clarify that fact. You should also clarify why the predecessor did not record any bad debt expense during 2005.

Response to Comment No. 25

The disclosure under “Selling, General and Administrative Expenses” on page 30 has been revised in accordance with the Staff’s comment. The financial statements have been updated to include results for the twenty-six weeks ended July 1, 2006 compared to pro forma results for the twenty-six weeks ended July 2, 2005. Pro forma information has been included for the prior period because the prior period includes results of both the predecessor and the successor companies. The Company supplementally advises the Staff that the pro forma statement of operations for the twenty-six weeks ended July 2, 2005 includes management fees and bad debt expense.

Period from January 1, 2005 to June 9, 2005 and June 10, 2005 to December . . ., page 31

SEC Comment No. 26

We note that the narrative analysis of your 2005 results combines the results of the predecessor and successor companies. We don’t believe it is meaningful or appropriate to present and discuss combined results of a predecessor and successor beyond sales, cost of sales and gross profit. We believe the most appropriate presentation is to briefly discuss the historical results of the predecessor and the successor and to present and discuss pro forma results of the predecessor and successor for the year ended December 31, 2005 rather than combined results. Please revise.

Response to Comment No. 26

The narrative analysis of the 2005 results beginning on page 31 has been revised in accordance with the Staff’s comment.

Ms. Pamela A. Long

October 12, 2006

Year Ended December 31, 2004 Compared to the Year Ended December. . ., page 32

SEC Comment No. 27

Please revise your narrative analysis of cost of sales to better explain why you had a negative gross margin in 2003. Based on your five year operating data disclosed on page 26, this appears to have been an unusual result. Please also better explain how you effected the significant change from a negative gross margin in 2003 to a positive gross margin of 30% in 2004. In this regard, if the increase in gross margin resulted primarily from the new raw material surcharge that you added to your selling prices during 2004, you should clarify this.

Response to Comment No. 27

The disclosure under “Cost of Sales” on page 33 has been revised in accordance with the Staff’s comment.

Liquidity and Capital Resources, page 33

SEC Comment No. 28

We note your analysis of cash flows on page 34. Please revise to provide an analysis of cash flows for each period for which you present a cash flow statement in your financial statements, as we believe that this will help your readers to better identify and understand trends and changes in your liquidity. Please also ensure that you provide insight into the underlying reasons behind the numbers seen on your cash flow statements, and not merely a recitation of’ those cash flow statement numbers. Refer to Section 4 of Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Response to Comment No. 28

The disclosure under “Cash Flows” beginning on page 34 has been revised in accordance with the Staff’s comment.

Indebtedness, page 35

SEC Comment No. 29

Please disclose whether you were in compliance with the covenants under your debt agreements as of the most recent practicable date.

Ms. Pamela A. Long

October 12, 2006

Response to Comment No. 29

Disclosure that the Company is in compliance with the covenants under each of its debt agreements has been added to pages 36, 37 and 38 of the “Indebtedness” section.

Contractual Obligations, page 38

SEC Comment No. 30

We note the disclosure in footnote (1) to the table. Please update the table as of a recent date to reflect the issuance of your July 2006 notes. Alternatively, you may include a discussion in this section regarding the impact of the issuance of these notes on your contractual obligations. See Instruction 7 to Item 303(b) of Regulation S-K.

Response to Comment No. 30

The contractual obligations table on page 39 has been revised in accordance with the Staff’s comment.

Critical Accounting Policies and Estimates, page 39

SEC Comment No. 31

It appears that your critical accounting policy disclosures are merely a copy of your summary of significant accounting policies from Note 3 to your December 31, 2005 financial statements. Please revise to comply with Section 5 of Release 33-8350.

Response to Comment No. 31

The disclosure under “Critical Accounting Policies and Estimates” beginning on page 40 has been revised in accordance with the Staff’s comment.

Business, page 43

SEC Comment No. 32

Please disclose the information required by Items 101(c)(iv), (v), (viii), and (xi) of Regulation S-K, or explain to us why this information is not required.

Ms. Pamela A. Long

October 12, 2006

Response to Comment No. 32

The Company supplementally advises the Staff that the information set forth in Items 101(c)(iv), (v), (viii), and (xi) of Regulation S-K is not required, because these matters are not material to the business. The Company does not have any material patents or trademarks. The Company’s business is not affected by seasonality. The Company does not generally maintain a material backlog of orders. The Company does not expend material amounts on research and development activities.

Our Company, page 43

SEC Comment No. 33

We note the disclosure in the fourth and fifth paragraphs. Please identify your markets with greater precision. In addition, please identify the “core markets.”

Response to Comment No. 33

The disclosure in the fourth and fifth paragraphs of “Our Company” on page 43 has been revised in accordance with the Staff’s comment.

Business Strengths, page 45

Niche Market Focus with Limited Competition, page 45

SEC Comment No. 34

Please explain the basis for your statement in the fifth sentence that you do not believe other mills could have produced your products efficiently. Please also explain how an investor is to evaluate this statement.

Response to SEC Comment No. 34

The disclosure under “Niche Market Focus with Limited Competition” on page 45 has been revised in accordance with the Staff’s comment.

Low Cost Scrap Sourcing, page 46

SEC Comment No. 35

Please explain the basis for the statement in the last sentence regarding the cost savings versus other producers.

Ms. Pamela A. Long

October 12, 2006

Response to SEC Comment No. 35

The disclosure under “Low Cost Scrap Sourcing” on page 46 has been revised in accordance with the Staff’s comment.

Customers, page 48

SEC Comment No. 36

Please explain the difference between a “service center” and an “end user.”

Response to SEC Comment No. 36

The disclosure under “Customers” on page 48 has been revised in accordance with the Staff’s comment.

Sales and Marketing, page 49

SEC Comment No. 37

Please elaborate on how you market your products to customers.

Response to SEC Comment No. 37

Additional disclosure has been added under “Sales and Marketing” on page 49 in accordance with the Staff’s comment.

Raw Materials, page 49

SEC Comment No. 38

Please describe in greater detail your arrangements with your suppliers. Please also clarify whether your raw materials are readily available from other sources.

Response to SEC Comment No. 38

Additional disclosure has been added to the “Raw Materials” section on page 49 in accordance with the Staff’s comment.

Ms. Pamela A. Long

October 12, 2006

Competition, page 51

SEC Comment No. 39

Please describe with greater clarity your competition. In this regard, we note the disclosure on pages 43, 45, and 51 regarding your “direct,” “primary,” and “principal” competitor. We also note the disclosure under the heading “Niche Market Focus with Limited Competition” on page 45.

Response to SEC Comment No. 39

The disclosure under “Competition” on page 51 has been revised in accordance with the Staff’s comment.

SEC Comment No. 40

Please describe in greater detail the barriers to entry. In this regard, we note the disclosure under the heading “Significant Barriers to Entry” on page 46.

Response to SEC Comment No. 40

Additional disclosure has been added to the “Competition” section on page 51 in accordance with the Staff’s comment.

Regulatory Matters, page 51

SEC Comment No. 41

Please disclose the information required by Item 101(c)(xii) of Regulation S-K.

Response to SEC Comment No. 41

The Company supplementally advises the Staff that the Company does not believe that compliance with environmental laws and regulations will have a material effect upon the Company’s capital expenditures, earnings or competitive position, subject to the qualifications disclosed in the “Regulatory Matters” section relating to unknown conditions or changes in laws or regulations.

Ms. Pamela A. Long

October 12, 2006

Management, page 53

SEC Comment No. 42

Please disclose the information required by Item 402(f) of Regulation S-K. In this regard, we note the disclosure set forth in Note 13 to your annual financial statements.

Response to SEC Comment No. 42

Disclosure has been added to the “Executive Compensation” section under the heading “Defined Benefit Retirement Plan” beginning on page 56 in accordance with the Staff’s comment.

Executive Officers and Directors, page 53

SEC Comment No. 43

Please revise this section to present your executive officers and directors as of the completion of this offering, rather than as of August 1, 2006.

Response to SEC Comment No. 43

The introductory paragraph to “Executive Officers and Directors” on page 53 has been revised to remove the reference to August 1, 2006. The Company will update this section in a subsequent amendment to the Registration Statement with the names of any additional individuals who will serve as executive officers or directors as of the completion of this offering.

SEC Comment No. 44

Please disclose the information required by Item 401(e)(2) of Regulation S-K.

Response to SEC Comment No. 44

The biographies of the Company’s directors on page 53 have been revised in accordance with the Staff’s comment.

Code of Ethics, page 55

SEC Comment No. 45

Please either file your code of ethics as an exhibit to your registration statement or delete this section, as it is inconsistent with Rule 411 of Regulation C.

Ms. Pamela A. Long

October 12, 2006

Response to SEC Comment No. 45

The “Code of Ethics” section has been deleted in accordance with the Staff’s comment.

Summary Compensation Table, page 56

SEC Comment No. 46

Please clarify whether the compensation paid to Mr. Bradley was for an entire year.

Response to SEC Comment No. 46

Footnote disclosure has been added to the Summary Compensation Table on page 56 to clarify that Mr. Bradley’s 2006 compensation was for the period from June 2005 to December 2005.

Principal and Selling Stockholders, page 58

SEC Comment No. 47

Please disclose the natural persons with dispositive voting or investment control of the selling stockholder.

Response to SEC Comment No. 47

The footnotes to the “Principal and Selling Stockholders” table on page 58 have been revised in accordance with the Staff’s comment.

Certain Relationships and Related Party Transactions, page 59

SEC Comment No. 48

Please disclose whether you have procedures for reviewing and pre-approving any transactions between you and your directors, executive officers, and other affiliates.

Response to SEC Comment No. 48

Disclosure has been added to the “Certain Relationships and Related Party Transactions” section on page 59 in accordance with the Staff’s comment.

Ms. Pamela A. Long

October 12, 2006

Description of Capital Stock, page 60

SEC Comment No. 49

Please delete the statement in the second sentence of the introductory paragraph that the description is qualified by reference to your charter documents and Delaware law, as it is inconsistent with Rule 411 of Regulation C.

Response to SEC Comment No. 49

The second sentence of the introductory paragraph of “Description of Capital Stock” on page 61 has been deleted in accordance with the Staff’s comment.

Composition of Board of Directors, Election and Removal of Directors, page 60

SEC Comment No. 50

Please disclose the number of directors that you will have upon the completion of this offering. Please also disclose whether you intend to elect new directors prior to the completion of this offering.

Response to SEC Comment No. 50

The Company notes the Staff’s comment, and the Company will provide this information in a subsequent amendment to the Registration Statement.

SEC Comment No. 51

Please identify your independent directors.

Response to SEC Comment No. 51

The Company notes the Staff’s comment, and the Company will provide this information in a subsequent amendment to the Registration Statement.

SEC Comment No. 52

We note that you will have three classes of directors upon the completion of this offering. Please identify the directors that will comprise each class and disclose the timing of elections for each class.

Ms. Pamela A. Long

October 12, 2006

Response to SEC Comment No. 52

The Company notes the Staff’s comment, and the Company will provide this information in a subsequent amendment to the Registration Statement.

Shares Eligible for Future Sale, page 64

SEC Comment No. 53

Please delete the statement in the last sentence of the second paragraph that your summary of Rules 144 and 144(k) under the Securities Act is not complete. We note that a summary by its nature is not complete. Your statement suggests that you may not have outlined the material provisions of these rules.

Response to SEC Comment No. 53

The second paragraph of “Shares Eligible for Future Sale” on page 65 has been revised in accordance with the Staff’s comment.

Registration Rights, page 65

SEC Comment No. 54

Please revise to describe in greater detail the material terms of your registration rights agreement with H.I.G. Capital. Please also disclose the material terms of the agreement filed as exhibit 4.5 to your registration statement.

Response to SEC Comment No. 54

The disclosure under “Registration Rights Agreement” on page 66 has been revised to describe in greater detail the material terms of the registration rights agreement with H.I.G. Capital. The Company supplementally advises the Staff that the agreement filed as exhibit 4.5 to the Registration Statement relates to the registration of the Claymont Steel floating rate notes, which registration has been completed. The Company believes that the terms of this agreement are not material to potential investors in the Company’s common stock.

Ms. Pamela A. Long

October 12, 2006

Underwriting, page 70

Stabilization and Short Positions, page 72

SEC Comment No. 55

Please revise the disclosure regarding short positions to discuss how Jeffries & Company will determine the method for closing out covered short positions and when a naked short position will be created. Please see Section VIII.A.3 of the Current Issues Outline dated November 14, 2000.

Response to Comment No. 55

The disclosure under “Price Stabilizations, Short Positions and Penalty Bids” on page 73 has been revised in accordance with the Staff’s comment.

Unaudited Pro Forma Financial Statement, page P-1

SEC Comment No. 56

We read that you have adjusted your pro forma statement of operations to give effect to (1) the acquisition of Claymont Steel, (2) the sale of Claymont Steel’s $172.0 million floating rate notes, and (3) the sale of Holdings’ $75.0 million 15% notes as though they had occurred on January 1, 2005. We have the following comments:

•	Given that the sale of Holdings’ Notes and the June and July 2006 dividends are not captured in your April 1, 2006 historic balance sheet, please tell us how you determined that you did not need to provide a pro forma balance sheet for this date. Refer to Article 11-01(a)(8) and 11-02(c)(1) of Regulation S-X.

•	Given that the interest expense and amortization of deferred financing fees related to Holdings’ Notes is not captured in your April 1, 2006 historic income statement, please tell us how you determined that you did not need to provide pro forma interim income statements. Refer to Article 11-02(c)(2)(i) of Regulation S-X.

•	Given that you are reflecting several distinct transactions in your pro forma financial statements, please revise to present each transaction in a separate column in your pro forma financial statements, as we believe that this will be easier for your readers to understand. For example, the acquisition of Claymont Steel, the issuance of acquisition-related debt (including the $172.0 million Claymont Steel Notes that helped fund the purchase price), and the dividend distributions paid out of that debt might be reflected in one column, and the 2006 issuance of Holdings’ Notes and the related dividend distribution might be reflected in a separate column. Additionally, since you appear to have a firm commitment from your underwriter, we would not object to you reflecting the receipt and application of offering proceeds in a separate column in your pro forma financial statements. We believe that reflecting your intended repayment of debt with the offering proceeds would be useful to your investors.

Ms. Pamela A. Long

October 12, 2006

Response to Comment No. 56

The pro forma financial statements, beginning on page P-1, have been revised in accordance with the Staff’s comment and a pro forma balance sheet and pro forma interim income statement have been added. The Company supplementally advises the Staff that the completion of the offering would not trigger the redemption provisions of the Notes since the current stockholders will retain a majority of the shares. Because a significant portion of the offering proceeds will nevertheless be used to repay debt, the repayment has been reflected in the pro forma financial statements.

Unaudited Pro Forma Consolidated Statement of Operations, page P-2

SEC Comment No. 57

Please clearly disclose on the face of your income statement “income (loss) from continuing operations before material nonrecurring charges or credits directly attributable to the transactions.”

Response to SEC Comment No. 57

The requested disclosure has been added to the face of the pro forma statements of operations beginning on page P-3.

SEC Comment No. 58

Please disclose in a footnote the material nonrecurring charges or credits and related tax effects which result directly from the transactions and which will be included in the income of the registrant within the 12 months succeeding the transactions. For example, you may have incurred material nonrecurring charges related to the refinancing of your original acquisition related debt with Claymont Steel’s $172.0 million notes. Additionally, there appear to be material nonrecurring charges that will occur in connection with your offering, such as a change in control bonus payable to your CEO and gains or losses on your mandatory redemption of outstanding debt. Please note that such material nonrecurring charges should be reflected within your pro forma balance sheet. Refer to Article 11-02(b)(5) and (b)(6) of Regulation S-X.

Ms. Pamela A. Long

October 12, 2006

Response to SEC Comment No. 58

Footnote disclosure has been added to the pro forma statements of operations beginning on page P-3 in accordance with the Staff’s comment. The Company supplementally advises the Staff that the offering will not trigger the change in control bonus payable to the Company’s CEO.

SEC Comment No. 59

Please ensure that you have reflected all material recurring charges or credits that are directly attributable to these transactions. For example, given the mandatory debt redemption provisions triggered by your offering and a change in control, it appears that you should reflect a decrease in interest expense related to the redemption of debt. To the extent that significantly different results may occur, additional pro forma presentations may be necessary. Please refer to Article 11-02(b)(8) of Regulation S-X.

Response to SEC Comment No. 59

The pro forma balance sheet and income statements have been revised to include adjustments to reduce interest expense and amortization of deferred financing fees related to the expected redemption of the Holdings’ Notes with proceeds from this offering. The Company supplementally advises the Staff that it does not anticipate any other material recurring charges or credits attributable to the transactions.

SEC Comment No. 60

Please provide the earnings per share disclosures required by Article 11-02(b)(7) of Regulation S-X.

Response to SEC Comment No. 60

The requested disclosure has been added to the face of the pro forma statements of operations beginning on page P-3.

Financial Statements for the Year Ended December 31, 2005

General

SEC Comment No. 61

All comments on your December 31, 2005 financial statements should also be applied, to the extent applicable, to your 2006 interim financial statements.

Ms. Pamela A. Long

October 12, 2006

Response to SEC Comment No. 61

The Company acknowledges the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-3

SEC Comment No. 62

Please ensure that your audit opinions indicate the city and state where issued. Refer to Article 2-02(a)(3) of Regulation S-X.

Response to SEC Comment No. 62

The audit opinion on page F-3 has been revised to indicate the city and state where issued.

Consolidated Balance Sheets, page F-4

SEC Comment No. 63

We note your presentation of an unaudited pro forma balance sheet as of April 1, 2006. We assume that you are presenting this balance sheet in reliance on SAB Topic 1.B.3. We have the following comments:

•	Please tell us what consideration you gave to presenting this pro forma balance sheet in your interim financial statements instead of presenting it in your December 31, 2005 financial statements. In this regard, it appears to us that the pro forma adjustments would be more easily understood by your readers if this pro forma balance sheet were presented next to the comparable historical balance sheet.

•	It is unclear to us that the items for which you are adjusting in this pro forma balance sheet comply with SAB Topic 1.B.3. In this regard, we note that SAB Topic 1.B.3 requires a pro forma balance sheet reflecting the distribution accrual for your subsequent dividends (but not giving effect to the offering proceeds). However, your pro forma adjustments appear to reflect the actual payment of these dividends, not just an accrual, along with post-balance sheet issuances and redemptions of debt and the related deferred financing fees. Please tell us how you determined that these adjustments complied with SAB Topic 1.B.3.

Response to SEC Comment No. 63

The July 1, 2006 unaudited pro forma balance sheet is now presented with the interim financial statements and includes an accrual for the dividend paid in July 2006. The Holding Notes issuance is not reflected in this pro forma.

Ms. Pamela A. Long

October 12, 2006

Consolidated Statements of Operations, page F-5

SEC Comment No. 64

We read on page 22 that you paid your stockholders a $69.6 million cash dividend in June 2006 and a $71.7 million cash dividend in July 2006. Since these dividends exceed your earnings for the previous 12 month period, it appears that they should he deemed to be paid out of your offering proceeds. Please revise to provide the pro forma per share data required by SAB Topic 1.B.3 on your historic December 31, 2005 and April 1, 2006 income statements, or tell us why you do not believe such disclosures are applicable.

Response to SEC Comment No. 64

The statements of operations have been revised in accordance with the Staff’s comment.

Note 2 – Basis of Presentation, page F-9

SEC Comment No. 65

Please revise your discussion of the financial statements of the predecessor to clarify whether any expenses were incurred on Claymont Steel’s behalf by its former parent company. If so, please provide the disclosures required by SAB Topic 1.B.1.

Response to Comment No. 65

The disclosure under “2. Basis of Presentation” on page F-9 has been revised to clarify that the former parent company did not incur any material expenses in support of Claymont Steel.

Note 3 – Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-9

SEC Comment No. 66

We read that outstanding checks at each year end have been classified within accounts payable. Given the positive cash balance on the face of your balance sheet, please tell us how you determined that these outstanding checks should not be classified as a reduction of cash, and the accounting guidance that you relied upon.

Response to Comment No. 66

The Company has reclassified outstanding checks in 2004, 2005 and 2006 from an increase in accounts payable to a reduction of cash. The effect of the reclassification of accounts payable to cash is not material to the consolidated financial statements taken as a whole. No change was made in 2003, based on the absence of a

Ms. Pamela A. Long

October 12, 2006

right of offset as required by FIN No. 39 to offset assets and liabilities. In 2003, the Company did not maintain any cash balance at the bank with the disbursement account and the related revolving line of credit. The payroll accounts, kept at a different bank, accounted for the entire positive cash balance of $523,000 as of December 31, 2003.

Revenue Recognition, page F-10

SEC Comment No. 67

We note that you make custom products for your customers. Please tell us if your sales of products include any customer acceptance provisions, and if so, please tell us how you determined that your revenue recognition policy complies with SAB Topic 13.A.3.b. Also explain to us in more detail the rights of return that exist for your products. Please expand your policy to more clearly address these matters.

Response to Comment No. 67

The Company sells its product subject to acceptance provisions based on seller-specified objective criteria as defined in SAB Topic 13.A.3.b. The Company supplementally advises the Staff that it makes steel plate to certain objective specifications of width, length, gauge and metallurgical content. The Company tests its products prior to shipment to insure that the plate meets those specifications. Revenue is recorded only when plate is shipped to customers. Customer returns approximate 0.5% of sales and the Company maintains a reserve for sales returns and allowances. The disclosure under “Revenue Recognitions” on page 41 has been expanded in accordance with the Staff’s comment.

Stock Based Compensation, page F-11

SEC Comment No. 68

We note that you accounted for stock based compensation prior to January 1, 2006 under APB 25. Please provide us with a more detailed explanation of how you accounted for the issuance of restricted stock to your CEO, including how you valued this stock, how much stock compensation expense you recorded in 2005, and whether you recorded the unearned compensation as a contra-equity account. Refer to paragraphs 12-14 of APB 25.

Response to SEC Comment No. 68

The Company did not have any stock options, restricted stock or other stock-based compensation prior to June 10, 2005, and the references to APB 25 have been removed from the “Stock Based

Ms. Pamela A. Long

October 12, 2006

Compensation” paragraph on page F-11. The Company adopted SFAS No. 123R on June 10, 2005 and accounts for Mr. Bradley’s stock based compensation under SFAS No. 123R. Accordingly, the Company did not record the unearned compensation in a contra-equity account. The disclosure under “Stock Based Compensation” on page F-11 has been revised in response to the Staff’s comment.

Note 4 – Acquisition, page F-14

SEC Comment No. 69

We read that the aggregate purchase price for Claymont Steel was $105.5 million. Please revise your disclosure to briefly describe the components of this purchase price, i.e. the base price of $74.4 million, working capital adjustments of $14.9 million, the “pro forma liability” of $4.3 million, etc. We believe that this information will be useful to your investors.

Response to SEC Comment No. 69

The disclosure in Note 4 on page F-14 has been revised in accordance with the Staff’s comment.

SEC Comment No. 70

We read that the difference between the aggregate purchase price and the estimated fair value of the assets acquired and liabilities assumed was approximately $103,204,000. Please revise to clarify, if true, that this was the amount of negative goodwill that you calculated in your purchase accounting, and this is the amount by which you reduced the value of your acquired property, plant and equipment and intangible assets. Please quantify the negative goodwill that you allocated to each of property, plant and equipment and intangible assets, as we believe that this is useful information for your investors. If possible, please provide some insight for your readers into how you were able to acquire Claymont Steel for approximately half of the fair value of its net assets.

Response to SEC Comment No. 70

The disclosure in Note 4 under the heading “Intangible assets” on page F-14 has been revised in accordance with the Staff’s comment.

Note 10 – Long-Term Debt, page F-17

SEC Comment No. 71

We read that part of the proceeds from Claymont Steel’s $172.0 million Senior Secured Floating Rate Notes were used to pay a $108.7 million dividend to equity holders. Please revise to clarify the timing and amount of dividends that were paid from these proceeds, as it is unclear that this balance agrees to disclosures about dividends elsewhere in your filing.

Ms. Pamela A. Long

October 12, 2006

Response to SEC Comment No. 71

The disclosure on page F-17 has been revised to clarify that the floating rate notes were issued by Claymont Steel, Inc. and, after retiring the existing debt and paying fee and expenses of the offering, the net proceeds were used to pay a dividend of $108,725,000 on August 25, 2005 to Claymont Steel Holdings, Inc. The Company supplementally advises the Staff that Claymont Steel Holdings, Inc. subsequently used the proceeds of this dividend (and earnings thereon) to pay dividends to its stockholders of approximately $41.4 million in September 2005 and $69.6 million in June 2006.

Note 11 – Stockholder’s Transactions, page F-18

SEC Comment No. 72

We note your reference under “Common Stock” on page F-19 to the senior secured pay-in-kind notes. This appears to be the first time that you refer to these notes in your financial statements. Please revise your disclosure to state the significant terms of these notes, including clarifying how they are “pay-in-kind.” Alternatively, you may expand your disclosure about these notes in Note 16 to include this information, and provide a cross-reference here to Note 16.

Response to SEC Comment No. 72

The Company supplementally advises the Staff that the pay-in-kind notes were issued after the balance sheet date. Accordingly, the reference to these notes has been removed from Note 11 and the description of these notes in the “Subsequent Events” footnote beginning on page F-26 has been expanded in accordance with the Staff’s comment.

SEC Comment No. 73

We note your discussion of the management agreement with HIG Capital on page F-19, and we read that HIG Capital is your “sponsor.” Please revise to clarify that HIG Capital is your significant shareholder, owning approximately 99% of your common stock at December 31, 2005, as we do not believe that the nature of this related party relationship is clear from the term “sponsor.” Refer to paragraph 2(a) of SFAS 57.

Response to SEC Comment No. 73

The disclosure under “Management Agreement” on page F-19 has been revised in accordance with the Staff’s comment.

Ms. Pamela A. Long

October 12, 2006

SEC Comment No. 74

We note your discussion of the management services agreement with CITIC on page F-20. Please reconcile the $737,000 that you paid to CITIC for services during the period from June 10, 2005 to December 31, 2005 to the terms of the agreement that you have disclosed. In this regard, your 2005 payment to CITIC appears to exceed the total payments under the agreement, given your disclosure that the $500,000 year-end payment was not made until 2006. Also tell us how you determined that this agreement did not need to be disclosed in your Summary Compensation Table on page 56, since we read that this agreement is for the provision of services by a certain executive.

Response to SEC Comment No. 74

The disclosure on page F-20 has been revised to clarify the payments made under the management services agreement with CITIC. The Company supplementally advises the Staff that the services provided were in the nature of transition management services pursuant to an agreement between the Company and CITIC USA. The individual who provided the services was not an executive officer of the Company.

Note 13 – Employee Benefit Plans, page F-23

SEC Comment No. 75

Please help us to understand why your 2004 ending balances for the projected benefit obligation and the fair value of your plan assets do not equal the 2005 beginning balances.

Response to SEC Comment No. 75

The Company supplementally advises the Staff that the column labeled December 31, 2005 contains a roll-forward of the projected benefit obligations and the change in plan assets for the successor company period of June 10 to December 31, 2005. The column labeled December 31, 2004 contains a roll-forward for the year ended December 31, 2004. The disclosure in the second paragraph under Note 13 on page F-22 has been revised accordingly.

SEC Comment No. 76

We note your disclosure on page F-25 stating that your expected employer contribution to your pension plan for 2006 is zero. Since this contribution amount does not appear consistent with 2005 and 2004, please revise your disclosure either here or in MD&A to clarify the reasons for this change.

Ms. Pamela A. Long

October 12, 2006

Response to SEC Comment No. 76

Disclosure has been added on page F-24 to explain that the expected contribution for 2006 is zero as a result of contributions to the plan in 2005 in excess of the required contribution.

Note 14 – Earnings per Share, page F-26

SEC Comment No. 77

We read on page F-19 that the predecessor had cumulative preferred stock outstanding until June 10, 2005. Please tell us how you determined that you did not need to adjust the predecessor’s calculation of basic earnings per share for the related preferred dividends. Refer to paragraph 9 of SFAS 128. Also tell us if the cumulative preferred stock had participation rights in any undistributed earnings of the predecessor beyond the cumulative preferred dividends. If so, please confirm to us that you have calculated earnings per share on the two-class method in accordance with paragraphs 60-61 of SFAS 128 and EITF 03-6.

Response to SEC Comment No. 77

The Company confirms to the Staff that in the originally filed registration statement the predecessor’s net earnings per common share – basic was not adjusted for preferred dividends. The calculation in Note 14 on page F-25 has been revised to adjust for the accrued preferred dividends. The Company supplementally advises the Staff that no dividends were accrued for the period from January 1, 2005 to June 9, 2005 and that the cumulative preferred stock did not have any participation rights beyond the cumulative preferred dividends.

Note 15 – Commitments and Contingencies, page F-26

SEC Comment No. 78

We read that you recorded a $550,000 asset retirement reserve in 2005 to cover replacement and remediation of certain assets. We also note from your April 1, 2006 financial statements that you spent most of this reserve in the first quarter of 2006. We have the following comments:

•	Please revise your disclosure to provide a better description of what you are replacing and remediating. If this is related to the investigation of your site for potential hazardous substances, please revise your disclosure to better explain this matter.

•	Please ensure that you are providing all applicable disclosures required by SOP 96-1 and SAB Topic 5.Y.

•	Please supplementally explain to us how you determined that 2005 was the correct period in which to record this liability and how you determined the liability amount.

Ms. Pamela A. Long

October 12, 2006

Response to SEC Comment No. 78

The Company supplementally advises the Staff that the asset retirement reserve was recorded in 2005 as a result of the adoption of FIN 47. The amount of the reserve was determined based on quotes from vendors of the cost to remove and replace the assets. The disclosure on page F-12 in footnote 3 regarding the adoption of FIN 47 in 2005 has been expanded to further discuss the recording of the conditional asset retirement obligations.

The Company supplementally advises the Staff that the removal and replacement of these assets is not related to the investigation of the site for potential hazardous substances.

The Company does not have any mandated remediations and the financial statements comply with SOP 96-1 and SAB Topic 5.Y.

SEC Comment No. 79

We note your reference to a “pro forma liability” in connection with your acquisition of Claymont Steel. Please note that pro forma has a defined meaning within Article 11 of Regulation S-X. It is unclear to us that you are using this term in the same context as Regulation S-X. Please revise your disclosure to describe this liability in more detail and, if applicable, remove your reference to “pro forma,” as this may be confusing to your readers.

Response to SEC Comment No. 79

The disclosure in the third paragraph under the caption “Litigation and Environmental” on page F-26 has been revised in accordance with the Staff’s comment. The Company supplementally advises the Staff that this matter has been settled, as disclosed in the “Subsequent Events” note on page F-27.

Note 16 – Subsequent Events, page F-27

SEC Comment No. 80

It appears that some of the events described here occurred after the date on your audit opinion. Please label this footnote as “unaudited.” Also, given that the most recent event described here occurred in August 2006, please tell us why you are not disclosing your July 2006 $71.7 million dividend, as this appears to be a significant subsequent event that occurred during the time period covered by this footnote.

Ms. Pamela A. Long

October 12, 2006

Response to SEC Comment No. 80

Note 16, beginning on page F-26, has been revised in accordance with the Staff’s comment.

Financial Statements for the Period Ended April 1, 2006

Note 5 – Property, Plant and Equipment, page F-32

SEC Comment No. 81

We note your reference to the use of independent appraisals in determining the market value of your acquired property, plant and equipment. You must identify the experts you relied upon for these appraisals or delete your reference to them. If you chose to refer to and identify these experts, you must include their consent in your Form S-1. Please refer to Section 436(b) of Regulation C.

Response to SEC Comment No. 81

The reference to independent appraisals has been removed from Note 5 on page F-32.

Note 9 – Restricted Stock, page F-34

SEC Comment No. 82

We read that you determined the fair value of the restricted stock on the date of grant based on your net asset value, prior to the application of negative goodwill, from the opening balance sheet on the date of acquisition. Please help us to better understand how you determined that this methodology was appropriate for determining the fair value of this stock compensation. In this regard, given that all of your operations are conducted through Claymont Steel, and given that you acquired Claymont Steel immediately before making this stock grant, it is unclear to us why you did not use the purchase price for Claymont Steel to determine the fair value of your stock.

Response to SEC Comment No. 82

The disclosure in Note 9 on page F-35 has been revised to clarify how the Company valued the restricted shares. The value of the restricted stock is calculated as a percentage of the total equity value of the Company. The restricted stock represents 0.667% of the total common shares (6,712 restricted shares, 1,006,712 total shares). The total purchase price of Claymont Steel, Inc. was not used to value the shares, because the total purchase price represents the total enterprise value of the Company (including debt) and not the value of the Company’s equity. The Company supplementally advises the Staff, however, that using the total purchase price would have yielded almost an identical value. The Company believes that the appropriate valuation

Ms. Pamela A. Long

October 12, 2006

methodology for estimating the value of the equity is to use the negative goodwill calculated under purchase accounting, because this represents the excess of fair value over the amount paid for the Company and, therefore, estimates the value of the equity.

SEC Comment No. 83

Please revise your disclosures, both here and in your annual financial statements, to clarify whether the valuation used to determine the fair value of this restricted stock was contemporaneous or retrospective. If the valuation was not contemporaneous, please disclose the following in your MD&A:

•	A discussion of the significant factors, assumptions, and methodologies used in determining fair value.

•	A discussion of each significant factor contributing to the difference between the fair value of this restricted stock at the grant date and (1) the estimated IPO price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grant but prior to the IPO, the fair value as determined by that valuation.

•	The fact that you have used a retrospective valuation and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Response to SEC Comment No. 83

The disclosure on page F-35 has been revised to clarify that the valuation used to determine the fair value of the restricted stock was contemporaneous.

SEC Comment No. 84

Please tell us if the valuation of this restricted stock was performed by a related party or a third party. If the valuation was performed by a related party, please disclose that fact.

Response to SEC Comment No. 84

Note 9 on page F-35 has been revised to disclose that the valuation was performed by the Company.

Ms. Pamela A. Long

October 12, 2006

Part II – Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

SEC Comment No. 85

With respect to each of the transactions discussed in this section, please briefly state the facts upon which you relied to make the exemption available. See Item 701(d) of Regulation S-K.

Response to SEC Comment No. 85

The disclosure under Item 15 on page II-2 has been revised in accordance with the Staff’s comment.

Item 16. Exhibits and Financial Statement Schedules, page II-2

SEC Comment No. 86

Please file as promptly as practicable each exhibit required by Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Response to SEC Comment No. 86

The Company acknowledges the Staff’s comment and will file all exhibits, including Exhibits 1.1 and 5.1 in a subsequent amendment to the Registration Statement.

Signature, page II-5

SEC Comment No. 87

Your registration statement must be signed by your principal executive officer, principal financial officer, and controller or principal accounting officer. You have not indicated which officer(s) signed in the capacity of principal financial officer and controller or principal accounting officer. Please revise accordingly.

Response to SEC Comment No. 87

The signature page has been revised in accordance with the Staff’s comment.

Ms. Pamela A. Long

October 12, 2006

Please call the undersigned at (412) 560-3322 should you need additional information. Thank you for your attention to this matter.

Sincerely,

/s/ Kimberly A. Taylor

Kimberly A. Taylor